Jiuzi Holdings Inc.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
+86-0571-82651956

December 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jiuzi Holdings Inc.

File No. 333-292128

Withdrawal of Acceleration Request - Registration Statement on Form F-3

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 22, 2025 in which we requested the acceleration of the effective date of the above-referenced Registration Statement as of 4:00 pm Eastern Time on Tuesday, December 23, 2025. In accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Jiuzi Holdings Inc.

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer